As filed with the Securities and Exchange Commission on February 27, 2007

Securities Act File No. 333-128731

Investment Company Act File No. 811-21819

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MERCANTILE LONG-SHORT MANAGER FUND

FOR TAX-EXEMPT/DEFERRED INVESTORS

(TEDI) LLC

(Name of Subject Company (Issuer))

MERCANTILE LONG-SHORT MANAGER FUND FOR TAX-

EXEMPT/DEFERRED INVESTORS (TEDI) LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

587421 10 8

(CUSIP Number of Class of Securities)

Jennifer E. Vollmer, Esq.

Mercantile Capital Advisors, Inc.

Two Hopkins Plaza

Baltimore, MD 21201

(410) 237-5106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

S. Elliott Cohan, Esq.

Kramer, Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, NY 10036

(212) 715-9512

February 27, 2007

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $100,000 (a)	Amount of Filing Fee: $107.00 (b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.

(b)	Calculated at $107.00 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________________________

____________________________________

Form or Registration No.: ____________________________

___________________________________

Filing Party: _________________________

______________________________

___________________________

Date Filed: __________________________

______________________________

___________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET.

The Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a) (1) (i) is incorporated by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Mercantile Long-Short Manager Fund for Tax-Exempt/Deferred Investors (TEDI) LLC (the “Fund”), a closed-end investment company organized as a Delaware limited liability company and registered under the Investment

Company Act of 1940, as amended. The Fund invests substantially all its investable assets in the Mercantile Long-Short Manager Offshore Fund for Tax-Exempt Deferred Investors (TEDI) LDC (the “Offshore Fund”), a Cayman Islands limited duration company with the same investment objective as the Fund. The Offshore Fund, in turn, invests substantially all of its investable assets in the Mercantile Long-Short Manager Master Fund LLC (the “Master Fund”), a separate closed-end, non-diversified management investment company with the same investment objective as the Fund and the Offshore Fund. All portfolio investments for the Fund are made at the Master Fund level. This structure is sometimes called a “master/feeder” structure. The Master Fund is simultaneously making a concurrent tender offer to the Offshore Fund to repurchase interests in the Master Fund at least equivalent in value to the value of the Interests that the Fund is offering to repurchase. The Offshore Fund will then distribute the proceeds of such repurchases to the Fund. The Fund cannot make a repurchase offer larger than the repurchase offer made by the Master Fund. The principal executive office of the Fund is located at Two Hopkins Plaza, Baltimore Maryland 21201 and the telephone number is (800) 239-0418.

(b) The title of the securities being sought is limited liability company interests (“Interests”). As of January 31, 2007, there were approximately $2,104,934 of Interests issued and outstanding.

(c) There is no secondary trading market for the Interests, which many only be sold to certain qualified investors.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Fund is tendering for its own Interests. The Master Fund will repurchase Interests in the Master Fund equivalent in value to the value of the interests tendered to the Fund by its members for cash repurchase consistent with the terms of the Offer. The information required by this Item is set forth in Item 2(a) above. The Master Fund concurrently filed a Schedule TO with the Securities and Exchange Commission on February 27, 2007.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)

(1) (i) The Fund is seeking tenders for Interests having up to $100,000 at a price equal to the net asset value as of June 29, 2007 (the “Offer”).

(ii) For each Interest tendered by a Member and accepted by the Fund, the Member will receive a promissory note. The promissory note will entitle the Member to receive an initial payment equal to 90% of the net asset value per Interest (the “NAV”) calculated as of June 29, 2007, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2007 (the “Offer to Purchase”), with the balance determined as set forth in the Offer to Purchase. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing securities in-kind as set forth in its Registration Statement, in each case, the purchase price will be paid entirely in cash except in the unlikely event that the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members. The information required is incorporated by reference to Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payments” of the Offer to Purchase.

(iii)	The Offer is scheduled to expire on March 27, 2007, unless extended. The Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase are incorporated herein by reference.

(iv)	Not applicable.

(v)	The Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference.

(vi)	Section 5 “Withdrawal Rights” of the Offer to Purchase is incorporated herein by reference.

(vii)	The Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase are incorporated herein by reference.

(viii)	Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payments” of the Offer to Purchase is incorporated herein by reference.

(ix)	The Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payments” of the Offer to Purchase are incorporated herein by reference.

(x)	The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. In addition, a reduction in the aggregate assets of the Fund may result in Members who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

(xi)	Not applicable.

(xii)	Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

(2)	Not applicable.

(b) Mercantile Bankshares Corporation (“MBC”), the indirect parent company of the Fund’s Manager, Mercantile Capital Advisors, Inc. (the “Manager”), is a financial holding company regulated by the Federal Reserve under the Bank Holding Company Act and has a controlling interest in the Fund. As of January 31, 2007 MBC held 6.97% of the Fund’s net asset value. MBC has informed the Fund that it does not intend to tender to the Fund in response to the Offer.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund, the Offshore Fund or the Master Fund, any of the Fund’s or the Master Fund’s executive officers or directors, any person controlling the Fund, the Offshore Fund or the Master Fund, or any executive officer or director of any corporation ultimately in control of the Fund, the Offshore Fund or the Master Fund and any person with respect to any securities of the Fund, the Offshore Fund or the Master Fund (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations). However, the LLC Agreement provides that the Fund shall be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for purchase by the Fund has not been purchased within a period of two years of the request.

ITEM 6.	PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

(a) and (b) Section 1 “Background and Purpose of the Offer” of the Offer to Purchase is incorporated herein by reference.

(c) Section 8 “Certain Information About the Fund” of the Offer to Purchase is incorporated herein by reference. The Fund is engaged in a public offering, from time to time, of its Interests. The Fund is a “feeder” fund that invests all its investable assets in the Offshore Fund, which in turn, invests all its investable assets in the Master Fund. The Master Fund has the same investment objective as the Fund and Offshore Fund. All investment activity is undertaken at the Master Fund level. This structure is sometimes called a “master/feeder” structure.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) (b) and (d) Section 6 “Purchases and Payments” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Neither the Fund, the Offshore Fund nor the Master Fund holds any Interests in treasury securities. Based on January 31, 2007 values, MBC owns $146,775 of Interests, representing approximately 6.97% of the outstanding Interests.

(b) Section 8 “Certain Information About the Fund” of the Offer to Purchase is incorporated herein by reference. Except as set forth in Section 8, there have not been any transactions involving the Interests that were effected during the past 60 days by the Fund or the Master Fund, any executive officer or director of the Fund or the Master Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or the Master Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary. The Master Fund issues Interests to the Offshore Fund in private placement transactions that do not involve any “public offering” within the meaning of Section 4 (2)

of the Securities Act of 1933 in amounts equal to the aggregate value of Interests of the Fund sold to the public. Within the past 60 business days pursuant to the private offering of its interests, the Master Fund has issued $0 in aggregate amount of Interests to the Offshore Fund, which in turn issued interests to the Fund.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a) The Fund’s financial information for the period ended May 10, 2006 and the Master Fund’s financial information for the period ended May 10, 2006 each have been audited by Deloitte & Touche LLP, and is incorporated herein by reference to their registration statements filed with the SEC on June 29, 2006 (File numbers 811-21819 and 811-21818, respectively). Copies of the Fund’s and the Master Fund’s financial information may be found on the Securities and Exchange Commission’s website at www.sec.gov or may be obtained free of charge by calling the Fund at (800) 239-0418.

(b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	(1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

ITEM 12.	EXHIBITS.

(a)	(1)	(i)	Offer to Purchase.
		(ii)	Form of Letter of Transmittal.
		(iii)	Letter to Members.
		(iv)	Form of Notice of Withdrawal of Tender.
	(2)	(4)	Not applicable.

(5)(i) Audited Financial Statements of the Fund by Deloitte & Touche LLP for the period ended May 10, 2006 are incorporated by reference to the Fund’s Registration Statement as filed on Form N-2/A with the Securities and Exchange Commission on June 29, 2006 (File number 811-21819).

(ii) Audited Financial Statements of Mercantile Long-Short Manager Master Fund LLC by Deloitte & Touche LLP for the period ended May 10, 2006 are incorporated by reference to the Master Fund’s Registration Statement as filed on Form N-2/A with the Securities and Exchange Commission on June 29, 2006 (File number 811-21818).

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

MERCANTILE LONG-SHORT MANAGER FUND FOR TAX-EXEMPT/DEFERRED INVESTORS (TEDI) LLC

By:	/s/ Kevin A. McCreadie
Name: Kevin A. McCreadie Title: President

February 27, 2007

EXHIBIT INDEX

EXHIBIT

(a)(1)(i)	Offer to Purchase.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Letter to Members.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.